

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

Via E-mail
Laurence A. Tosi
Chief Financial Officer
Blackstone
345 Park Ave
New York, NY 10154

>   **Re: PJT Partners Inc.**
>   **Registration Statement on Form 10**
>   **Filed March 4, 2015**
>   **File No. 001-36869**

Dear Mr. Tosi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Exhibit 99. Information Statement To Blackstone Shareholders

Risk Factors

Our Revenue and profits are highly volatile on a quarterly basis… page 35

1.   Revise this section to quantify the extent to which you have not been able to collect on a portion of the fees recognized during each of the prior two years.

Following the consummation of the spin-off, we will not be able to rely… page 44

2.   Please tell us, with a view towards revised disclosure, whether you believe that your intracompany transfer pricing for working capital was likely to be less than the cost of financing under the revolving credit facility.

Capitalization, page 71

3.   The amounts presented in the "Actual" column as presented on page 71 do not appear to accurately reflect the capitalization of PJT Partners, Inc. Please revise your presentation accordingly to start with the "Actual" capitalization of the registrant in the beginning column. Further, revise your narrative to more clearly disclose the adjustments made to the balances presented in the "Pro Forma" column, providing footnote disclosure here as appropriate to more fully explain the differences from actual.

Selected Historical Financial and Other Data, page 72

4.   We note that you present adjusted net income and pro forma adjusted net income here as well as on page 89; however, you did not include actual pro forma net income in these presentations. It does not appear appropriate to present non-GAAP measures adjusting the pro forma metrics without first presenting the Article 11 metric. Your presentation also does not appear to appropriately reflect the impact of non-controlling interests. Revise accordingly so as not to give undue prominence to the non-GAAP measures and to more clearly label them as non-GAAP. Refer to Item 10(e)(1)(1)(A) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 74

5.   Your footnote (g) does not provide enough information about the calculation and co-relationship between adjustments on the pro forma income statement and pro forma balance sheet or the basis for the adjustments at either location. To the extent that you are giving effect to the arrangement with Blackstone whereby Blackstone will retain the severance costs of former employees as referenced on page 128, clearly disclose that fact, and clearly disclose how the balance sheet adjustments were computed.

6.   Revise footnotes (i) and (k) to present the calculations behind these adjustments for taxes.

Adjusted Net Income, page 81

7.   Revise this section of your Notes to Unaudited Pro Forma Combined Financial Statements to address the following:

- Revise to omit the "pro forma as adjusted" earnings per share information from your presentation.
- Consider moving this section to your non-GAAP reconciliation within the MD&A, and revise your presentation so as not to present a complete non-GAAP statement of operations. While in certain circumstances you are allowed to reconcile a non-GAAP measure to a pro forma measure, including a full non-GAAP statement of operations within your Article 11 pro forma section appears potentially confusing to investors and gives undue prominence to the non-GAAP presentation.

Management's Discussion and Analysis of Financial Condition

Our Business, page 84

8.   In order for your investors to better understand the operation of your funds advisory services group, please provide additional detail on how Park Hill Group is paid for its services. In particular, does Park Hill receive payments based upon the investment by the client, or by arranging for a client to invest with a particular fund? Similarly, please discuss the number of clients that Park Hill advised during the 2013 and 2014 periods and whether any client for group of clients accounted for more than 10% of your fee income. Also, please clarify the extent to which Park Hill's revenues reflect fees paid for placing client funds with Blackstone investment vehicles, or by placing the funds of Blackstone's clients with other investment vehicles.

9.   On page 86, as well as in the Risk Factors, you state that your strategic advisory services, as well as your restructuring advisory services are dependent upon a successful completion of the transaction. In order for investors to better understand the impact of transactions on your earnings, please provide disclosure about the number and size of the transactions entered into during each of the prior two years, as well as the number that closed during that period.

Key Financial Measure – Adjusted Net Income, page 88

10.   You disclose here that "PJT Partners considers Adjusted Net Income as its key financial measure." Revise this heading, this statement, the ordering of data in the table here, and similar statements throughout your document so as not to give undue prominence to non-GAAP measures. Refer to Item 10(e)(1)(1)(A) of Regulation S-K.

Combined Results of Operations, page 89

11.   Revise your table here as well as your discussion of comparative periods to separately report your strategic advisory fees from your placement fees for each period presented. Consider separately quantifying your upfront placement fees from your installment placement fees, or explain why you do not believe such information is meaningful.

12.   Revise your discussion of the changes in revenues to more clearly disclose the reasons for the changes and the extent to which the change in revenue was due to changes in rates versus volume of business conducted for each period presented. Specifically, in addition to the inception to date information disclosed on page 1, provide similar information for each period presented in order to better explain the revenue fluctuations between periods.

Adjusted Net Income, page 91

13.   Revise to omit your alternative statement of operations presentation on page 91. Substantially all the line items from your actual GAAP Statement of Operations presentation are included here and are labeled with same GAAP line item titles, which could be potentially confusing and gives undue prominence to these non-GAAP measures.   Additionally, consider eliminating the discussion of the fluctuations in the adjustment line items on pages 92-93.

14.   Footnote (b) to the table on page 92 explains that the adjustment adds back amounts for transaction-related charges which include principally equity-based compensation charges associated with Blackstone's initial public offering special equity awards from reissued initial public offering units and severance. Please address the following regarding these disclosures:

- Given the difference in the nature of these costs, consider separately quantifying the amounts related to equity-based awards versus severance costs as separate adjustments or separately within footnote (b).
- More clearly explain the nature of the severance amounts, including the underlying events or agreements, including any agreements covering reimbursement from Blackstone for these amounts.
- Given that the vast majority of these equity-based awards appear to represent recurring expenses related to current service or performance requirements and in light of your disclosure on page 128 and pro forma adjustment (f) on page 79 to increase the expense related to these awards by $27 million, tell us how you determined this adjustment is meaningful and appropriate considering the recurring nature of these expenses.
- To the extent you are able to support that this adjustment is appropriate and meaningful, revise to more clearly explain how you determined it is useful to investors to eliminate equity-based compensation from a performance metric which is accruing to the periods presented specifically because of the pertinent current period service and performance requirements. Refer to Item 10(e)(1)(1)(C) and (D) of Regulation S-K.
- For the amounts related to equity-based awards granted under your 2007, revise your descriptions here and elsewhere in your discussions of these non-GAAP adjustments to more clearly identify the fact that the compensation expense reflected in this adjustment was recorded in the period presented due to vesting and performance requirements for that respective period instead of implying that the grant was a

"transaction-related charge" specifically related to the 2007 initial public offering event itself. Revise this footnote to acknowledge the information provided on page 128 which indicates that you will continue to incur these costs for these or similar awards after the spin-off as well as to acknowledge the arrangements supporting pro forma adjustment (f) amounting to an additional charge of $27 million as described on page 79.

Regulatory Capital, page 94

15.   Revise this section to provide quantification of the various regulatory capital requirements to which you are subject including a separate quantification of regulatory requirements in or any liquidity reserves held in foreign jurisdictions. Clearly disclose how these respective restrictions affect your availability of funds for domestic and parent-level purposes.

Critical Accounting Policies, page 94

Revenue Recognition, page 95

16.   Tell us and revise your discussion of placement fees to more clearly explain the difference in the nature of the upfront placement fees versus the installment fees which you disclose on page F-20 are generally paid over a period of four years.

- Clearly identify the typical period over which the upfront fees are earned.
- Clearly identify when your performance obligations are met for your upfront placement fees versus your installment placement fees.
- Clarify whether you typically earn both upfront and installment fees on a placement arrangement for a single fund or if placement fee arrangements for a given fund are typically either upfront or installment but not both.
- Revise this section or your Business section to more clearly explain how these placement contracts work in the operational sense, including the extent to which there are multiple closings for interim funding events and how revenue recognition is tied to those interim funding events.

17.   For the nonrefundable upfront placement fees, clearly explain how you determined that the straight-line method is necessarily more representative of your progress in raising capital for those funds compared to the percentage of completion or milestone completion method.

Business, page 100

18.   You state that since 1985 your strategic advisory and business has advised on $580 billion in M&A transactions. Similarly, you state that since Mr. Taubmann left Morgan Stanley his firm has advised on transactions values at $240 billion, and that Mr. Taubman

was ranked 14th on the global M&A advisory league tables in 2014 and 2013. Please revise this section to provide investors with a better picture of the combined performance of the strategic advisory businesses that will be transferred to PJT over the past two years.

19.   Please revise your disclosure to clarify if Mr. Taubman, the strategic advisory business or the restructuring business were reliant on any transaction, or any client, for more than 10% of the fees generated in either 2013 or 2014.

Industry Trends, page 103

20.   We note your disclosure that merger and acquisition activity was up substantially in 2014, after remaining largely flat in over the prior five year period. We also note press coverage in the first quarter of 2015 that indicated that banks are under increased regulatory scrutiny into loans to finance acquisitions. Please revise this section to provide a balanced view of the current state of the mergers and acquisition market.

Management

Director Compensation, page 112

21.   If you are able to identify the selection criteria that you plan to use to select the members of the Board for PJT, please revise this section to provide investors with additional guidance.

Certain Relationships and Related Party Transactions

Agreements with Blackstone Related to the Spin-Off

Transition Services Agreement, page 130

22.   Please state which services Blackstone and its affiliates will be providing to PJT during the transition period and state the expected duration of these services. Additionally, please explain if PJT will be compensating Blackstone for the services.

Registration Statement on Form 10

23.   This registration statement omits a significant amount of information that you intend to add at a later date. For instance, you leave out the percentage of voting power that Mr. Taubman will retain after the spinoff. Similarly, you have not filed a number of key agreements, including the Separation and Termination agreements. Please include this information in the Form 10 as you are able to facilitate the completion of our review of the registration statement.

Exhibits, page ii

24.   We note your disclosure regarding the fact that you intend to enter into a revolving credit facility as part of the spin-off. Please provide us with your analysis as to why the credit facility agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-2378 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel